Exhibit (h)(168)

EXPENSE REIMBURSEMENT AGREEMENT

THIS EXPENSE REIMBURSEMENT AGREEMENT, is made by and among Ivy Investment Management Company (“IICO”), Ivy Distributors, Inc. (“IDI”) and Waddell & Reed Services Company, doing business as WI Services Company (“WISC”), and Ivy Funds (the “Trust”), on behalf of the Ivy Mid Cap Income Opportunities Fund (the “Fund”).

WHEREAS, the Trust, a Delaware statutory trust, is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-ended management investment company of the series type, and the Fund is a series of the Trust; and

WHEREAS, Ivy Funds and IICO, IDI and/or WISC have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain the expenses of the Fund at a level below the level to which the Fund may normally be subject;

NOW THEREFORE, the parties hereto agree as follows:

1.	Reimbursement of Expenses.

1.1	Applicable Reimbursement Level and Term of Reimbursement. For the period from April 16, 2019 through July 31, 2021:

a.

IICO, IDI and/or WISC agree to reimburse sufficient management fees, Rule 12b-1 fees and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any) for the Class N and Class I shares of the Fund do not exceed 0.83%;

b.

To the extent that the total annual ordinary fund operating expenses of Class N shares of the Fund exceeds the total annual ordinary fund operating expenses of the Class I shares of the Fund, IDI and/or WISC agrees to reimburse sufficient Rule 12b-1 fees and/or shareholder servicing fees to ensure that the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any) of such Class N shares do not exceed the total annual ordinary fund operating expenses of the Class I shares of the Fund, as calculated at the end of each month (together with the reimbursement described in Section 1.1(a) above, the “Reimbursement Amount”).

1.2

Payment of Reimbursement Amount. To effect the expense reimbursement provided for in this Agreement, the Fund may offset the appropriate Reimbursement Amount against the management fees, Rule 12b-1 fees and/or shareholder servicing fees payable under the Investment Management Agreement, Rule 12b-1 Plan and/or the Shareholder Servicing Agreement (as applicable). Alternatively, the Reimbursement Amount shall be paid directly by IICO, IDI and/or WISC. Such offset shall be taken, or such direct payment shall be paid, two times per year within 30 days following the date of the Fund’s applicable semi-annual or annual reporting period.

2.	Termination and Effectiveness of Agreement.

2.1

Termination. This Agreement shall terminate with respect to the Class N and Class I shares of the Fund upon termination of the Fund’s Investment Management Agreement, Rule 12b-1 Plan and/or the Shareholder Servicing Agreement or on July 31, 2021, whichever comes first. This Agreement may be terminated prior to expiration if such termination is approved by the Board of Trustees of the Trust, including the vote of a majority of the trustees who are not “interested persons” as defined in the 1940 Act.

2.2	Effectiveness. This Agreement shall be effective April 16, 2019.

3.	Miscellaneous.

3.1	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof.

3.2

Interpretation. Nothing contained herein shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of the Trust of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

3.3

Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the management fees, Rule 12b-1 Plan and/or shareholder servicing fees, the computations of net asset values, and the allocation of expenses, having a counterpart or otherwise derived from the terms and provisions of the Investment Management Agreement, Rule 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Management Agreement, Rule 12b-1 Plan, the Shareholder Servicing Agreement or the 1940 Act.

3.4	Final Agreement. This Agreement supersedes any prior agreement related to Class N and Class I Shares of the Fund.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized as of April 15, 2019.

IVY FUNDS

By:	/s/ Jennifer K. Dulski
Jennifer K. Dulski, Secretary

IVY INVESTMENT MANAGEMENT COMPANY

By:	/s/ John E.Sundeen, Jr.
John E. Sundeen, Jr., Executive Vice President,
Chief Administrative Officer

IVY DISTRIBUTORS, INC.

By:	/s/Amy J. Scupham
Amy J. Scupham, President

WADDELL & REED SERVICES COMPANY

By:	/s/ John E. Sundeen, Jr.
John E. Sundeen, Jr., Executive Vice President,
Chief Administrative Officer